Exhibit 99.1

RRsat Global Communications Network Ltd.

Omer, Israel

March 25, 2008

        The 2008 Annual General Meeting of Shareholders of RRsat Global Communications Network Ltd. is scheduled to take place on May 19, 2008 or such other date as may be determined by our board of directors.

        We will distribute to all shareholders of record a notice and proxy statement, which will include the full version of the proposed resolutions, as we approach the date of the meeting. One of the items on the agenda for the meeting will be the election of directors to our board of directors. If you would like our board of directors to consider a nominee for election to our board of directors, please send your proposal to the company’s attention at 4 Hagoren Street, Industrial park, Omer 84965, Israel, no later than April 9, 2008.

By Order of the Board of Directors, GILAD RAMOT Chairman of the Board of Directors